FIRST MAJESTIC SILVER CORP.
(the “Company”)
Report of Voting Results Pursuant to Section 11.3 of
National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”)

Following the annual general meeting of the Company’s shareholders held on May 23, 2024 in Vancouver, British Columbia (the “Meeting”), and in accordance with section 11.3 of NI 51-102, we hereby advise you of the following voting results as tabulated.

Item 1 Number of Directors

Based on the proxies received and the votes on a show of hands, the number of directors of the Company for the ensuing year was set at five (5) *:

Outcome of the Vote	Votes For	% For	Votes Against	% Against
Carried	117,766,659	97.63%	2,859,429	2.37%

Item 2 Election of Directors

Based on the proxies received and votes by ballot at the Meeting, the following five individuals were elected as directors of the Company until the next annual shareholders’ meeting, with the following results:

Name of Nominee	Votes For	% For	Votes Withheld	% Withheld
Keith Neumeyer	74,127,341	96.96%	2,325,884	3.04%
Marjorie Co	71,625,946	93.69%	4,827,280	6.31%
Thomas F. Fudge, Jr.	43,842,992	57.35%	32,610,233	42.65%
Raymond L. Polman	71,946,577	94.11%	4,506,648	5.89%
Colette Rustad	70,376,389	92.05%	6,076,836	7.95%
* Jean des Rivières resigned as a director prior to the Meeting and therefore did not stand for re-election, resulting in the election of five directors to the Company’s Board of Directors (as opposed to six directors, as was set out in the Management Information Circular for the Meeting dated April 11, 2024).

Item 3 Appointment of Auditor

Based on the proxies received and the votes on a show of hands, Deloitte LLP, Independent Registered Public Accounting Firm, was re-appointed as independent auditor of the Company until the Company’s next annual shareholders’ meeting, with the Company’s directors authorized to fix their remuneration:

Outcome of the Vote	Votes For	% For	Votes Withheld	% Withheld
Carried	107,917,707	89.46%	12,708,379	10.54%

Item 4 Advisory Resolution on Executive Compensation

Based on the proxies received and votes by ballot at the Meeting, a non-binding advisory resolution on the Company’s approach to executive compensation was defeated by a simple majority vote:

Outcome of the Vote	Votes For	% For	Votes Against	% Against
Not Carried	37,591,162	49.17%	38,862,057	50.83%

Dated at Vancouver, British Columbia, this 24th day of May, 2024.

FIRST MAJESTIC SILVER CORP.

/s/ Samir Patel
Samir Patel
General Counsel & Corporate Secretary
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